FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

18 December 2009

HSBC SELLS INSURANCE BROKING BUSINESS AS PART OF AGREEMENT WITH MARSH FOR INSURANCE BROKING SERVICES INTERNATIONALLY

HSBC has entered into an agreement with Marsh, one of the world's leading insurance brokers and risk advisers, for the provision of insurance broking services to HSBC's corporate and private banking clients internationally and to HSBC Group companies.

Under the terms of the agreement, HSBC Insurance Brokers Holdings Limited will sell its wholly owned subsidiary HSBC Insurance Brokers Limited ("HIBL"), and related businesses and companies within the HSBC Group, to MMC UK Group Limited, a wholly owned subsidiary of Marsh & McLennan Companies Inc. The total consideration will be £135 million comprising a mixture of Marsh & McLennan Companies, Inc. shares and cash.

At the same time, HSBC will enter into a Preferred Strategic Partnership ("PSP") with Marsh, which will include the appointment of Marsh as its preferred insurance broker for HSBC Group company risks.

Clive Bannister, Group Managing Director, Insurance, HSBC Holdings plc, said: "The beauty of this agreement is that on the one hand we are improving the breadth and sophistication of insurance broking services for our customers, while at the same time sharpening our strategic focus on the bancassurance model with emphasis on life, pensions and investments."

Dan Glaser, Chairman and CEO of Marsh Inc., added: "Acquiring HIBL is a great opportunity for Marsh, our clients, our colleagues and for the HIBL team. We are particularly excited by the opportunities available to us through the PSP with HSBC."

The transaction, which is subject to all relevant regulatory approvals, is expected to close in the first quarter of 2010.

Media enquiries to Paul Harris on +44 (0) 20 7992 2045 or at paul1.harris@hsbc.com

Notes to editors:

1. HSBC Insurance Brokers Limited

HSBC Insurance Brokers is one of the largest international insurance broking and risk management organisations in the world. Founded in 1808 in London as Antony Gibbs & Sons, today the company employs approximately 1,400 people and has offices in 18 countries and territories in Europe, the Asia-Pacific Region, the Middle East and the Americas, and operates on all international markets and at Lloyd's. HSBC Insurance Brokers placed £1 billion of premiums in 2008. Find out more at www.insurancebrokers.hsbc.com

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

3. About Marsh
Marsh has over 23,000 employees and provides advice and transactional capabilities to clients in over 100 countries. Marsh is a unit of Marsh & McLennan Companies (MMC), a global professional services firm with approximately 52,000 employees and annual revenue of $11 billion. MMC also is the parent company of Guy Carpenter, the risk and reinsurance specialist; Kroll, the risk consulting firm; Mercer, the provider of HR and related financial advice and services; and Oliver Wyman, the management consultancy. MMC's stock (ticker symbol: MMC) is listed on the New York, Chicago and London stock exchanges. MMC's Web Site is www.mmc.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  18 December 2009